
Hospitality Properties Trust
Fourth Quarter 2012
Supplemental Operating and Financial Data
Exhibit 99.2
HPT
LISTED
NYSE
All amounts in this report are unaudited.
HPT

Hotel 71, Chicago, IL.
Guest Rooms: 348.


HPT

TABLE OF CONTENTS

	PAGE/EXHIBIT
CORPORATE INFORMATION	6
Company Profile	7,8
Investor Information	9
Research Coverage	10
FINANCIAL INFORMATION	11
Key Financial Data	12,13
Consolidated Balance Sheets	14
Consolidated Statements of Income	15
Notes to Consolidated Statements of Income	16
Consolidated Statements of Cash Flows	17
Debt Summary	18
Debt Maturity Schedule	19
Leverage Ratios, Coverage Ratios and Public Debt Covenants	20
FF&E Reserve Escrows	21
Acquisition and Disposition Information Since January 1, 2012	22
PORTFOLIO INFORMATION	23
Portfolio by Operating Agreement and Manager	24
Portfolio by Brand	25
Operating Agreement Information	26-28
Operating Statistics by Hotel Operating Agreement and Manager	29
Coverage by Operating Agreement and Manager	30
EXHIBITS	31
Calculation of EBITDA and Adjusted EBITDA	A
Calculation of Funds from Operations (FFO) and Normalized FFO	B

HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS’ OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR ABILITY TO OBTAIN AND MAINTAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- THE SUCCESS OF OUR REBRANDING CERTAIN HOTELS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND


HPT

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,
- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES THAT MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, AND THAT SHORTFALLS WILL NOT EXCEED THE GUARANTY CAP. FURTHER, THIS GUARANTY EXPIRES ON DECEMBER 31, 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR MARRIOTT HOTELS,
- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS TO US IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS FROM OUR INTERCONTINENTAL HOTELS,
- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PAY US AN ANNUAL MINIMUM RETURN AND THE PAYMENT OF THESE AMOUNTS IS PARTIALLY GUARANTEED BY WYNDHAM. THE ANNUAL MINIMUM RETURN DUE TO US IS PAID FROM THE OPERATING CASH FLOW OF THE MANAGED HOTELS; IF THE CASH FLOW IS INSUFFICIENT TO PAY THE HOTELS' OPERATING EXPENSES, THE ANNUAL MINIMUM RETURN MAY NOT BE PAID IF THE GUARANTEE IS INSUFFICIENT OR EXPIRED. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2019, AND IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $29.0 MILLION (AND SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $14.5 MILLION). ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURN DURING THE TERM OF OUR WYNDHAM AGREEMENT,
- THE ANNUAL RENT DUE TO US UNDER OUR LEASE WITH MORGANS HOTEL GROUP, OR MORGANS, IS $6.0 MILLION AND IS SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCES THAT MORGANS WILL BE ABLE OR WILLING TO FULFILL ITS OBLIGATION UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,
- WE HAVE RECENTLY REBRANDED CERTAIN HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH REBRANDING MAY BE GREATER THAN WE NOW ANTICIPATE AND THE REBRANDING OF THESE HOTELS MAY CAUSE THE OPERATING RESULTS AT THESE HOTELS TO REMAIN DEPRESSED FOR AN EXTENDED PERIOD,
- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA. IN ADDITION, OUR FORMER LEASE WITH HOST HOTELS & RESORTS, INC. FOR 53 HOTELS, EXPIRED ON DECEMBER 31, 2012. THOSE HOTELS ARE NOW BEING LEASED TO ONE OF OUR TRSS AND WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM MARRIOTT UNDER THE EXISTING MANAGEMENT AGREEMENT FOR THOSE HOTELS, WHICH WE REFER TO AS OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT WILL BE ENTIRELY DEPENDENT UPON THE FINANCIAL RESULTS OF THOSE HOTEL OPERATIONS,


HPT



- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME ARE OFTEN A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,
- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- CONTINGENCIES IN OUR HOTEL INVESTMENT AGREEMENT MAY CAUSE OUR ACQUISITION NOT TO OCCUR OR TO BE DELAYED,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, SONESTA, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



InterContinental, San Juan, PR.
Guest Rooms: 402.

COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of December 31, 2012, we owned or leased 289 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties, located in 46 states, Washington, D.C., Puerto Rico, Ontario, Canada and Australia. RMR has approximately 820 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and Select Income REIT, or SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $22.0 billion as of December 31, 2012. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series C -- HPT PC
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2





COMPANY PROFILE

Operating Statistics by Operating Agreement (as of 12/31/12) ($ in 000s):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2] Q4	Coverage [2] LTM	RevPAR Change [3] Q4	RevPAR Change [3] LTM
Marriott (no. 1)	53	7,610	$ 67,656	11%	0.92x	1.00x	9.4%	7.9%
Marriott (no. 234)	68	9,145	101,837	15%	0.87x	0.88x	5.0%	2.4%
Marriott (no. 5)	1	356	9,749	2%	0.24x	0.40x	-12.6%	-5.7%
Subtotal Marriott	122	17,111	179,242	28%	0.86x	0.90x	6.1%	4.4%
InterContinental	91	13,517	135,159	22%	0.73x	0.82x	6.8%	-1.4%
Sonesta (no. 1)	20	3,701	37,081	6%	-0.27x	0.38x	-16.0%	-4.7%
Sonesta (no. 2)	1	483	2,564	0%	1.92x	2.17x	12.0%	15.8%
Subtotal Sonesta	21	4,184	39,645	6%	-0.12x	0.50x	-10.6%	-1.1%
Hyatt	22	2,724	22,037	4%	0.82x	0.82x	9.7%	3.4%
Wyndham	21	3,400	16,728	3%	0.18x	0.40x	-4.4%	1.6%
Carlson	11	2,096	12,920	2%	0.51x	0.76x	12.4%	8.3%
Morgans	1	372	5,956	1%	0.55x	0.77x	2.0%	6.6%
Subtotal Hotels	289	43,404	411,687	66%	0.69x	0.80x	4.0%	2.0%
TA (no. 1)	145	N/A	154,105	25%	1.86x [4]	1.71x [4]	N/A	N/A
TA (no. 2)	40	N/A	57,720	9%	1.85x [4]	1.71x [4]	N/A	N/A
Subtotal TA	185	N/A	211,825	34%	1.86x [4]	1.71x [4]	N/A	N/A
Total / Average	474	43,404	$ 623,512	100%			4.0%	2.0%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta No. 1, Sonesta No. 2, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta No. 1 and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2012.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended December 31, 2012 over the comparable year earlier periods. RevPAR amounts for our Sonesta No. 1, Sonesta No. 2, Wyndham and Morgans agreements include data for periods prior to our ownership of certain hotels. Amounts for our Sonesta No. 1 and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. RevPAR amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the respective agreement during 2012.

(4) Represents data for the three and twelve months ended September 30, 2012. Data for the period ended December 31, 2012 is currently not available from our tenant, TA.


HPT

INVESTOR INFORMATION

Board of Trustees

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@reitmr.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President of Investor Relations, at (617) 796-8232 or tbonang@hptreit.com.


HPT

RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063

BMO Capital Markets
Mark Lutenski
(212) 885-4197

Craig-Hallum Capital Group
Bryan Maher
(612) 334-6376

JMP Securities
William Marks
(415) 835-8944

MLV & Co.
Ryan Meliker
(212) 542-5872

RBC
Wes Golladay
(440) 715-2650

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard & Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Courtyard by Marriott, Bellevue, WA.
Guest Rooms: 152.


HPT

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	123,637	123,637	123,563	123,555	123,522
Weighted average common shares outstanding - basic and diluted (1)	123,637	123,577	123,560	123,523	123,522
Common Share Data:					
Price at end of period	$ 23.42	$ 23.78	$ 24.77	$ 26.47	$ 22.98
High during period	$ 24.39	$ 25.39	$ 27.99	$ 26.71	$ 24.65
Low during period	$ 21.13	$ 23.00	$ 22.01	$ 22.89	$ 19.22
Annualized dividends declared per share during the period	$ 1.88	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	8.0%	7.6%	7.3%	6.8%	7.8%
Annualized Normalized FFO multiple (at end of period) (2)	7.7x	8.0x	8.2x	8.5x	7.3x
Selected Balance Sheet Data:					
Total assets	$ 5,635,125	$ 5,372,932	$ 5,362,979	$ 5,478,024	$ 5,133,573
Total liabilities	$ 2,901,327	$ 2,597,935	$ 2,419,068	$ 2,502,504	$ 2,334,271
Gross book value of real estate	$ 6,899,109	$ 6,597,472	$ 6,500,967	$ 6,414,776	$ 6,240,681
Total debt / gross book value of real estate	39.5%	36.4%	33.8%	35.8%	33.9%
Market Capitalization:					
Total debt (book value)	$ 2,722,358	$ 2,401,865	$ 2,196,312	$ 2,296,753	$ 2,115,714
Plus: market value of preferred shares (at end of period)	477,534	483,140	635,585	610,996	404,566
Plus: market value of common shares (at end of period)	2,895,579	2,940,088	3,060,656	3,270,501	2,838,536
Total market capitalization	$ 6,095,471	$ 5,825,093	$ 5,892,553	$ 6,178,250	$ 5,358,816
Total debt / total market capitalization	44.7%	41.2%	37.3%	37.2%	39.5%
Book Capitalization:					
Total debt	$ 2,722,358	$ 2,401,865	$ 2,196,312	$ 2,296,753	$ 2,115,714
Plus: total shareholders' equity	2,733,798	2,774,997	2,943,911	2,975,520	2,799,302
Total book capitalization	$ 5,456,156	$ 5,176,862	$ 5,140,223	$ 5,272,273	$ 4,915,016
Total debt / total book capitalization	49.9%	46.4%	42.7%	43.6%	43.0%



(1) We had no outstanding dilutive common share equivalents during the periods presented.

(2) See Exhibit B for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of those amounts to net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP.


HPT

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)




	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Selected Income Statement Data:					
Total revenues	$ 322,311	$ 330,068	$ 343,183	$ 301,420	$ 295,851
Adjusted EBITDA [1]	$ 134,113	$ 136,316	$ 139,869	$ 142,297	$ 138,490
Net income available for common shareholders	$ 18,534	$ 29,480	$ 26,964	$ 28,816	$ 30,748
Normalized FFO available for common shareholders [2]	$ 93,861	$ 91,487	$ 92,998	$ 96,381	$ 96,779
Common distributions declared	$ 58,109	$ 55,637	$ 55,603	$ 55,600	$ 55,585
Per Share Data:					
Net income available for common shareholders	$ 0.15	$ 0.24	$ 0.22	$ 0.23	$ 0.25
Normalized FFO available for common shareholders [2]	$ 0.76	$ 0.74	$ 0.75	$ 0.78	$ 0.78
Common distributions declared	$ 0.47	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Normalized FFO payout ratio [2]	61.9%	60.8%	59.8%	57.7%	57.4%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	3.9x	3.9x	4.3x	4.2x	4.1x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.2x	3.0x	3.1x	3.3x	3.3x
Total Debt / Annualized Adjusted EBITDA [1]	5.1x	4.4x	3.9x	4.0x	3.8x

(1) See Exhibit A for the calculation of earnings before interest, tax, depreciation and amortization, or EBITDA, EBITDA, as adjusted, or Adjusted EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of those amounts to net income available for common shareholders determined in accordance with GAAP.



CONSOLIDATED BALANCE SHEETS



(dollar amounts in thousands, except share data)

	As of December 31, 2012	As of December 31, 2011
ASSETS		
Real estate properties, at cost		
Land	$ 1,453,399	$ 1,360,773
Buildings, improvements and equipment	5,445,710	4,879,908
	6,899,109	6,240,681
Accumulated depreciation	(1,551,160)	(1,367,868)
	5,347,949	4,872,813
Property held for sale	-	18,440
Cash and cash equivalents	20,049	8,303
Restricted cash (FF&E reserve escrow)	40,744	50,196
Other assets, net	226,383	183,821
	$ 5,635,125	$ 5,133,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 320,000	$ 149,000
Unsecured term loan	400,000	-
Senior notes, net of discounts	1,993,880	1,887,891
Convertible senior notes, net of discounts	8,478	78,823
Security deposits	26,577	106,422
Accounts payable and other liabilities	132,032	103,668
Due to related persons	13,696	3,713
Dividends payable	6,664	4,754
Total liabilities	2,901,327	2,334,271
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable; zero and 3,450,000 shares issued and outstanding, respectively, aggregate liquidation preference zero and $86,250, respectively	-	83,306
Series C preferred shares; 7% cumulative redeemable; 6,700,000 and 12,700,000 shares issued and outstanding, respectively, aggregate liquidation preference $167,500 and $317,500, respectively	161,873	306,833
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 and zero shares issued and outstanding, respectively, aggregate liquidation preference $290,000 and zero, respectively	280,107	-
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 123,637,424 and 123,521,535 shares issued and outstanding, respectively	1,236	1,235
Additional paid in capital	3,458,144	3,463,534
Cumulative net income	2,384,876	2,232,953
Cumulative other comprehensive income	2,770	1,605
Cumulative preferred distributions	(253,426)	(213,281)
Cumulative common distributions	(3,301,782)	(3,076,883)
Total shareholders' equity	2,733,798	2,799,302
	$ 5,635,125	$ 5,133,573


HPT

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Revenues:				
Hotel operating revenues [1]	$ 238,957	$ 218,253	$ 980,732	$ 889,120
Rental income [1]	75,153	72,625	296,016	302,703
Percentage rent [2]	4,338	1,879	4,338	1,879
FF&E reserve income [3]	3,863	3,094	15,896	16,631
Total revenues	322,311	295,851	1,296,982	1,210,333
Expenses:				
Hotel operating expenses [1]	173,133	145,771	700,939	596,616
Depreciation and amortization	68,625	57,292	260,831	228,342
General and administrative	11,699	10,217	44,032	40,963
Acquisition related costs [4]	2,525	1,035	4,173	2,185
Loss on asset impairment [5]	7,658	9,121	8,547	16,384
Total expenses	263,640	223,436	1,018,522	884,490
Operating income	58,671	72,415	278,460	325,843
Interest income	35	16	268	70
Interest expense (including amortization of deferred financing costs and debt discounts of $1,530, $1,682, $6,179 and $6,305, respectively)	(34,451)	(33,927)	(136,111)	(134,110)
Gain on sale of real estate [6]	-	-	10,602	-
Equity in earnings of an investee	80	28	316	139
Income before income taxes	24,335	38,532	153,535	191,942
Income tax benefit (expense)	2,296	(314)	(1,612)	(1,502)
Net income	26,631	38,218	151,923	190,440
Excess of liquidation preference over carrying value of preferred shares redeemed [7]	-	-	(7,984)	-
Preferred distributions	(8,097)	(7,470)	(40,145)	(29,880)
Net income available for common shareholders	$ 18,534	$ 30,748	$ 103,794	$ 160,560
Weighted average common shares outstanding	123,637	123,522	123,574	123,470
Basic and diluted net income available for common shareholders per common share	$ 0.15	$ 0.25	$ 0.84	$ 1.30

See Notes to Consolidated Statements of Income on page 16.


HPT

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At December 31, 2012, we owned or leased 289 hotels; 232 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies, one hotel is leased by one of our TRSs from a third party and managed by a hotel operating company and 56 hotels are leased to third parties. Our lease for 53 of these 56 hotels expired on December 31, 2012. As of January 1, 2013, these hotels are leased to one of our TRSs and continue to be managed by the same third party manager. At December 31, 2012, we also owned 185 travel centers that are leased to a travel center operating company under two lease agreements. Our Consolidated Statements of Income include hotel operating revenues and expenses of our managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $30,282 and $22,390, less than the minimum returns due to us in the three months ended December 31, 2012 and 2011, respectively, and $76,978 and $60,265 less than the minimum returns due to us in the years ended December 31, 2012 and 2011, respectively. When the shortfalls are funded by the managers of these hotels under the terms of our operating agreements, we reflect such fundings (including security deposit applications) in our Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $15,903 and $20,897 in the three months ended December 31, 2012 and 2011, respectively, and $46,386 and $58,772 in the years ended December 31, 2012 and 2011, respectively. We had $14,379 and $1,493 of shortfalls not funded by managers in the three months ended December 31, 2012 and 2011, respectively, and $30,592 and $1,493 in the years ended December 31, 2012 and 2011, respectively, which represents the unguaranteed portions of our minimum returns from Marriott International Inc., or Marriott, and from Sonesta.



(2) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $857 and $462 in the fourth quarter of 2012 and 2011, respectively.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(4) Represents costs associated with our hotel acquisition activities.

(5) We recorded a $7,658, or $0.06 per share, loss on asset impairment in the fourth quarter of 2012 to write off the carrying value of goodwill. We recorded a $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove certain of our hotels from held for sale status. We recorded a $9,121, or $0.07 per share, and a $16,384, or $0.13 per share, loss on asset impairment in the three and twelve months ended December 31, 2011, respectively, to reduce the carrying value of certain of our hotels.

(6) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of our Marriott hotel in St. Louis, MO and our Staybridge Suites hotels in Auburn Hills, MI and Schaumburg, IL.

(7) On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended March 31, 2012, by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.04 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2012, by that excess amount.


HPT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended	
	12/31/2012	12/31/2011
Cash flows from operating activities:		
Net income	$ 151,923	$ 190,440
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	260,831	228,342
Amortization of deferred financing costs and debt discounts as interest	6,179	6,305
Straight line rental income	(252)	(4,807)
Security deposits applied to payment shortfalls	(29,354)	(36,444)
FF&E reserve income and deposits	(21,672)	(47,485)
Loss on asset impairment	8,547	16,384
Equity in earnings of an investee	(316)	(139)
Gain on sale of real estate	(10,602)	-
Other non-cash (income) expense, net	(1,455)	(1,340)
Change in assets and liabilities:		
Increase in other assets	(23,356)	(2,890)
Increase in accounts payable and other liabilities	17,918	6,696
Increase in due to related persons	5,517	40
Cash provided by operating activities	363,908	355,102
Cash flows from investing activities:		
Real estate acquisitions	(355,500)	-
Real estate improvements	(275,440)	(69,345)
FF&E reserve fundings	(81,644)	(63,177)
Net proceeds from sale of real estate	34,204	6,905
Investment in TravelCenters of America common shares	-	(5,690)
Increase (decrease) in security deposits	(50,540)	37,000
Cash used in investing activities	(728,920)	(94,307)
Cash flows from financing activities:		
Proceeds from issuance of preferred shares, net	280,107	-
Proceeds from unsecured term loan	400,000	-
Proceeds from issuance of senior notes, net of discount	491,975	-
Redemption of preferred shares	(236,250)	-
Repurchase of convertible senior notes	(70,576)	-
Repayment of senior notes	(387,829)	-
Repayment of mortgage note	-	(3,383)
Borrowings under unsecured revolving credit facility	698,000	276,000
Repayments of unsecured revolving credit facility	(527,000)	(271,000)
Deferred financing costs incurred	(6,625)	(6,872)
Distributions to preferred shareholders	(40,145)	(29,880)
Distributions to common shareholders	(224,899)	(222,239)
Cash provided by (used in) financing activities	376,758	(257,374)
Increase in cash and cash equivalents	11,746	3,421
Cash and cash equivalents at beginning of year	8,303	4,882
Cash and cash equivalents at end of year	$ 20,049	$ 8,303
Supplemental cash flow information:		
Cash paid for interest	$ 131,249	$ 127,131
Cash paid for income taxes	1,535	1,354
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 23,364	$ 50,834
Property managers' purchases with FF&E reserve	(119,460)	(144,436)
Non-cash financing activities:		
Issuance of common shares	$ 2,595	$ 1,366

DEBT SUMMARY



HPT

DEBT SUMMARY

As of December 31, 2012
(dollars in thousands)



	Interest Rate		Principal Balance	Maturity Date	Years to Maturity
Unsecured Floating Rate Debt:					
$750,000 unsecured revolving credit facility (1)	1.510%	$	320,000	09/07/15	2.7
$400,000 unsecured term loan (2)	1.670%		400,000	03/13/17	4.2
Total / weighted average	1.599%	$	720,000		3.5
Unsecured Fixed Rate Debt:					
Senior notes due 2014	7.875%		300,000	08/15/14	1.6
Senior notes due 2015	5.125%		280,000	02/15/15	2.1
Senior notes due 2016	6.300%		275,000	06/15/16	3.5
Senior notes due 2017	5.625%		300,000	03/15/17	4.2
Senior notes due 2018	6.700%		350,000	01/15/18	5.0
Senior notes due 2022	5.000%		500,000	08/15/22	9.6
Convertible senior notes due 2027	3.800%		8,478	03/15/27 (3)	14.2
Total / weighted average	6.007%	$	2,013,478		5.0
Weighted average unsecured floating rate debt / total	1.599%		720,000		3.5
Weighted average unsecured fixed rate debt / total	6.007%		2,013,478		5.0
Weighted average total debt / total	4.846%	$	2,733,478		4.6



(1) Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus 130 basis points. We also pay a facility fee of 30 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of December 31, 2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2) The amount outstanding under our unsecured term loan bears interest at LIBOR plus 145 basis points, subject to adjustment based on changes to our credit ratings; the interest rate listed above is as of December 31, 2012. We may prepay the term loan without penalty at any time.

(3) On March 20, 2012, we repurchased $70,576 of our 3.8% convertible senior notes due 2027 which were tendered by the holders thereof for repurchase by us. The convertible senior notes that remain outstanding are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.


HPT

DEBT MATURITY SCHEDULE

As of December 31, 2012
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2013	$ -	$ -	$ -
2014	-	300,000	300,000
2015	320,000 (1)	280,000	600,000
2016	-	275,000	275,000
2017	400,000 (2)	300,000	700,000
2018	-	350,000	350,000
2022	-	500,000	500,000
2027	-	8,478 (3)	8,478
	$ 720,000	$ 2,013,478	$ 2,733,478

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at December 31, 2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date by one year to September 7, 2016.

(2) Represents the outstanding balance of our unsecured term loan at December 31, 2012. We may prepay the term loan without penalty at any time.

(3) On March 20, 2012, we repurchased $70,576 of our 3.8% convertible senior notes due 2027 which were tendered by the holders thereof for repurchase by us. The convertible senior notes that remain outstanding are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

HPT

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Leverage Ratios:					
Total debt / total assets	48.3%	44.7%	41.0%	41.9%	41.2%
Total debt / gross book value of real estate	39.5%	36.4%	33.8%	35.8%	33.9%
Total debt / total market capitalization	44.7%	41.2%	37.3%	37.2%	39.5%
Total debt / total book capitalization	49.9%	46.4%	42.7%	43.6%	43.0%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt / total debt	26.4%	16.7%	18.2%	6.5%	5.4%
Coverage Ratios:					
Adjusted EBITDA (1) / interest expense	3.9x	3.9x	4.3x	4.2x	4.1x
Adjusted EBITDA (1) / interest expense and preferred distributions	3.2x	3.0x	3.1x	3.3x	3.3x
Total debt / annualized Adjusted EBITDA (1)	5.1x	4.4x	3.9x	4.0x	3.8x
Public Debt Covenants: (2)					
Total debt / adjusted total assets - allowable maximum 60.0%	37.0%	31.3%	32.4%	31.5%	31.4%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.94x	4.32x	4.05x	4.05x	4.07x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	270.1%	319.7%	308.3%	317.1%	318.6%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment writedowns and exclude depreciation and amortization. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.


HPT



FF&E RESERVE ESCROWS (1)

(dollars in thousands)



	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
FF&E reserves (beginning of period)	$ 38,919	$ 47,467	$ 59,644	$ 50,196	$ 41,747
Manager deposits	5,912	1,177	9,142	12,133	8,337
HPT fundings (2):					
Marriott No. 1	492	254	152	102	8,116
Marriott No. 234	13,500	19,300	14,800	25,400	5,000
Carlson (3)	-	7,644	-	-	-
Hotel improvements	(18,079)	(36,923)	(36,271)	(28,187)	(13,004)
FF&E reserves (end of period)	$ 40,744	$ 38,919	$ 47,467	$ 59,644	$ 50,196



(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For recently renovated hotels, this requirement may be deferred for a period. For the period July 1, 2011 through December 31, 2013, InterContinental Hotels Group, plc, or InterContinental, is not required to make FF&E reserve contributions under the terms of the InterContinental agreement. For the period January 1, 2012 through December 31, 2012 (effective May 30, 2012 retroactive to January 1, 2012), Marriott was not required to make FF&E reserve contributions under the terms of the Marriott No. 234 agreement. For the period August 1, 2012 through December 31, 2013, Wyndham Hotel Group, or Wyndham, is not required to make FF&E reserve contributions under the terms of the Wyndham agreement. Also, our Sonesta agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.

(3) In 2008, we sold a hotel that was included in our agreement with Carlson Hotels Worldwide, or Carlson, for net proceeds of $7,644. In lieu of a decrease in the annual minimum return under the agreement when this hotel was sold, the net proceeds were to be used to fund the acquisition of a replacement hotel for the portfolio. We subsequently agreed that the net proceeds were instead to be used to fund certain improvements to the remaining hotels in the agreement and we transferred the net sales proceeds to the Carlson FF&E reserve account in the third quarter of 2012.

HPT

ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2012

(dollars in thousands)

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price (1)	Average Purchase Price per Room / Suite
1/31/12	1	Royal Sonesta	Cambridge, MA	400	Sonesta (No. 1)	$ 121,500	$ 304
1/31/12	1 (2)	Royal Sonesta	New Orleans, LA	483	Sonesta (No. 2)	29,000	60
11/1/12	1	Wyndham	Chicago, IL	348 (3)	Wyndham	85,000	244
12/19/12	1	Clift Hotel	San Francisco, CA	372	Morgans	120,000	323
Total	4			1,603		$ 355,500	$ 222

(1) Represents cash purchase price and excludes assumed net liabilities, if any, and closing costs.

(2) Represents the acquisition of a leasehold interest. See page 27 for further information regarding this lease.

(3) Upon completion of a planned renovation, the property will consist of 348 hotel rooms managed by Wyndham and 48 vacation units leased to Wyndham Vacation Resorts, Inc.

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Former Operating Agreement	Sales Price (1)	Average Sales Price per Room / Suite
7/12/12	1	Marriott	St. Louis, MO	601	Marriott No. 234	$ 29,250	$ 49
8/24/12	1	Staybridge Suites	Schaumburg, IL	112	InterContinental	2,060	18
8/29/12	1	Staybridge Suites	Auburn Hills, MI	118	InterContinental	3,510	30
Total	3			831		$ 34,820	$ 42

(1) Represents cash contract sales price and excludes closing costs.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION







Hyatt Place, College Park, GA.
Guest Rooms: 123.


HPT

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

as of December 31, 2012
(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites	Percent of Number of Rooms / Suites	Investment [2]	Percent of Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 677,948	10%	$ 89	$ 67,656	11%
Marriott (no. 234)	68	15%	9,145	21%	951,489	13%	104	101,837	15%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	9,749	2%
Subtotal Marriott	122	26%	17,111	39%	1,719,515	24%	100	179,242	28%
InterContinental	91	19%	13,517	31%	1,362,904	19%	101	135,159	22%
Sonesta (no. 1)	20	5%	3,701	9%	491,638	7%	133	37,081	6%
Sonesta (no. 2)	1	0%	483	1%	31,424	0%	65	2,564	0%
Subtotal Sonesta	21	5%	4,184	10%	523,062	7%	125	39,645	6%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	4%
Wyndham	21	4%	3,400	8%	235,442	3%	69	16,728	3%
Carlson	11	2%	2,096	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	5,956	1%
Subtotal Hotels	289	61%	43,404	100%	4,472,760	62%	103	411,687	66%
TA (no. 1)	145	31%	N/A	N/A	1,951,806	27%	N/A	154,105	25%
TA (no. 2)	40	8%	N/A	N/A	746,805	11%	N/A	57,720	9%
Subtotal TA	185	39%	N/A	N/A	2,698,611	38%	N/A	211,825	34%
Total	474	100%	43,404	100%	$ 7,171,371	100%	$ 103	$ 623,512	100%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.
(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.
(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by a full or limited guaranty or security deposit as more fully described on pages 26 through 28.


HPT

PORTFOLIO BY BRAND

as of December 31, 2012
(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites	Percent of Number of Rooms / Suites	Investment (1)	Percent of Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,281	24%	$ 950,074	14%	$ 92
Candlewood Suites®	InterContinental	61	13%	7,552	17%	579,513	8%	77
Residence Inn by Marriott®	Marriott	35	8%	4,487	10%	513,680	7%	114
Staybridge Suites®	InterContinental	19	4%	2,366	5%	317,069	4%	134
Hyatt Place™	Hyatt	22	5%	2,724	6%	301,942	4%	111
Royal Sonesta®	Sonesta	4	1%	1,563	4%	267,685	4%	171
Crowne Plaza®	InterContinental	6	1%	2,346	5%	247,599	4%	106
InterContinental®	InterContinental	3	1%	799	2%	194,303	3%	243
Sonesta ES Suites®	Sonesta	15	4%	1,836	4%	179,262	2%	98
Wyndham Hotels and Resorts®	Wyndham	5	1%	1,618	4%	163,550	2%	101
Marriott Hotels®	Marriott	2	0%	748	2%	130,407	2%	174
Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson Hotels & Resorts®	Carlson	5	1%	1,134	3%	119,630	2%	105
TownePlace Suites by Marriott®	Marriott	12	3%	1,331	3%	102,231	1%	77
Country Inns & Suites by Carlson℠	Carlson	5	1%	753	2%	78,528	1%	104
Sonesta®	Sonesta	2	0%	785	2%	76,115	1%	97
Hawthorn Suites®	Wyndham	16	3%	1,782	4%	71,892	1%	40
Holiday Inn®	InterContinental	2	0%	454	1%	24,420	0%	54
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	23,123	0%	88
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	145	31%	N/A	N/A	1,951,806	27%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	746,805	11%	N/A
Total		474	100%	43,404	100%	$ 7,171,371	100%	$ 103

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.


HPT

OPERATING AGREEMENT INFORMATION

as of December 31, 2012
(dollars in thousands)

Marriott No. 1- Our lease with a subsidiary of Host Hotels & Resorts, Inc., or Host, for 53 Courtyard by Marriott® branded hotels in 24 states expired on December 31, 2012 and we returned the $50,540 security deposit we held to Host. As of January 1, 2013, we leased these 53 hotels to one of our TRSs and continued the existing combination management agreement with a subsidiary of Marriott, which expires in 2024 (Marriott has three renewal options for 12 years each for all, but not less than all, of the hotels).

Because we no longer hold a security deposit for this agreement, payment by Marriott of the minimum return due to us under the management agreement is subject to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (1 full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and 2 SpringHill Suites by Marriott® hotels) in 24 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025 (Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels).

We originally held a security deposit of $64,700 under this agreement. As of December 31, 2012, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of December 31, 2012, the available Marriott guaranty was $25,977.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019 (Marriott has four renewal options for 15 years each). This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 30 states in the U.S. and Ontario, Canada to one of our TRSs. These (90) hotels are managed by subsidiaries of InterContinental under a combination management agreement. One InterContinental® branded hotel in Puerto Rico is leased to a subsidiary of InterContinental. The management agreement and the lease expire in 2036 (InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels).

We originally held a security deposit of $73,872 under this agreement. As of December 31, 2012, we have applied $47,406 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of December 31, 2012, the balance of this security deposit was $26,466. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $14,423 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.

Sonesta No. 1- We lease 20 of our Sonesta branded hotels (three Royal Sonesta®, two Sonesta® and 15 Sonesta ES Suites® hotels) in 12 states to one of our TRSs. The hotels are managed by subsidiaries of Sonesta under a combination management agreement which expires in 2037 (Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels).

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is subject to available hotel cash flow after the payment of operating expenses, including certain management fees.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.



OPERATING AGREEMENT INFORMATION



as of December 31, 2012

(dollars in thousands)

Sonesta No. 2- One of our TRSs leases the Royal Sonesta® New Orleans hotel from a third party under a lease that expires in 2024. The hotel is managed by a subsidiary of Sonesta under a management agreement that expires in 2024.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of our minimum return under this management agreement is subject to available hotel cash flow after the payment of operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030 (Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels).

We originally held a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of December 31, 2012, the available Hyatt guaranty was $17,143. The guaranty does not expire and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed

Wyndham- We lease our 21 Wyndham branded hotels (five Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2037 (Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels). We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc. under a lease that expires in 2037 (Wyndham Vacation Resorts, Inc. has two renewal options for 15 years each for all, but not less than all, of the vacation units). The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum.

We originally held a guaranty of $29,000 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $14,500. As of December 31, 2012, the available Wyndham guaranty was $21,550. This guaranty expires in 2019.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of Wyndham guaranty available to us.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030 (Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels).

We originally held a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of December 31, 2012, the available Carlson guaranty was $22,544. The guaranty does not expire and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.


HPT

OPERATING AGREEMENT INFORMATION

as of December 31, 2012

(dollars in thousands)

Morgans- On December 19, 2012, we acquired the Clift Hotel, a full service hotel in San Francisco, CA. This hotel is leased to a subsidiary of Morgans Hotel Group, or Morgans, under a lease agreement that expires in 2103. The lease provides for annual initial rent to us of $5,956. On October 14, 2014, the rent due to us will be increased based on changes in the consumer price index with a minimum increase of 20% of the current rent amount and a maximum increase of 40% as described in the lease. On each fifth anniversary thereafter during the lease term, the rent due to us will be increased further based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the lease would qualify as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and recognize rental income on a cash basis, in accordance with GAAP.

TA No. 1- We lease our 145 TravelCenters of America® branded travel centers in 39 states to a subsidiary of TA under a lease that expires in 2022 (TA has no renewal options). In addition to the payment of our minimum rent this lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues). The annual minimum rent amount presented for our TA No. 1 lease includes approximately $5,126 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024 (TA has two renewal options for 15 years each for all, but not less than all, of the travel centers). In addition to the payment of our minimum rent this lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. This lease is guaranteed by TA.


HPT

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER [1]

	No. of Hotels	No. of Rooms / Suites	Fourth Quarter [2] 2012	Fourth Quarter [2] 2011	Fourth Quarter [2] Change	Year [2] 2012	Year [2] 2011	Year [2] Change
ADR								
Marriott (no. 1)	53	7,610	$ 112.74	$ 108.52	3.9%	$ 112.84	$ 108.10	4.4%
Marriott (no. 234)	68	9,145	107.77	101.89	5.8%	106.83	101.71	5.0%
Marriott (no. 5)	1	356	210.66	223.07	-5.6%	214.81	216.88	-1.0%
Subtotal Marriott	122	17,111	111.85	107.15	4.4%	112.15	107.42	4.4%
InterContinental	91	13,517	92.74	83.72	10.8%	91.27	83.77	9.0%
Sonesta (no. 1)	20	3,701	115.86	116.29	-0.4%	120.81	117.02	3.2%
Sonesta (no. 2)	1	483	206.71	192.11	7.6%	204.84	180.57	13.4%
Subtotal Sonesta	21	4,184	129.73	125.84	3.1%	131.91	124.71	5.8%
Hyatt	22	2,724	91.15	85.15	7.0%	92.73	87.59	5.9%
Wyndham	21	3,400	76.47	73.23	4.4%	76.44	71.24	7.3%
Carlson	11	2,096	85.58	84.68	1.1%	89.96	87.11	3.3%
Morgans	1	372	240.85	230.96	4.3%	239.82	219.96	9.0%
All hotels	289	43,404	$ 104.10	$ 98.43	5.8%	$ 103.68	$ 97.39	6.5%
OCCUPANCY								
Marriott (no. 1)	53	7,610	65.5%	62.2%	3.3 pts	67.3%	65.1%	2.2 pts
Marriott (no. 234)	68	9,145	68.2%	68.7%	-0.5 pts	68.8%	70.6%	-1.8 pts
Marriott (no. 5)	1	356	72.5%	78.3%	-5.8 pts	81.5%	85.6%	-4.1 pts
Subtotal Marriott	122	17,111	67.1%	66.0%	1.1 pts	68.4%	68.4%	0.0 pts
InterContinental	91	13,517	67.8%	70.3%	-2.5 pts	69.5%	76.8%	-7.3 pts
Sonesta (no. 1)	20	3,701	57.5%	68.2%	-10.7 pts	67.3%	72.9%	-5.6 pts
Sonesta (no. 2)	1	483	79.4%	76.3%	3.1 pts	78.6%	77.0%	1.6 pts
Subtotal Sonesta	21	4,184	60.0%	69.2%	-9.2 pts	68.6%	73.4%	-4.8 pts
Hyatt	22	2,724	73.4%	71.6%	1.8 pts	75.1%	76.9%	-1.8 pts
Wyndham	21	3,400	59.4%	64.9%	-5.5 pts	65.6%	69.3%	-3.7 pts
Carlson	11	2,096	64.4%	57.9%	6.5 pts	67.3%	64.2%	3.1 pts
Morgans	1	372	75.9%	77.6%	-1.7 pts	77.7%	79.5%	-1.8 pts
All hotels	289	43,404	66.4%	67.5%	-1.1 pts	69.0%	72.0%	-3.0 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 73.84	$ 67.50	9.4%	$ 75.94	$ 70.37	7.9%
Marriott (no. 234)	68	9,145	73.50	70.00	5.0%	73.50	71.81	2.4%
Marriott (no. 5)	1	356	152.73	174.66	-12.6%	175.07	185.65	-5.7%
Subtotal Marriott	122	17,111	75.05	70.72	6.1%	76.71	73.48	4.4%
InterContinental	91	13,517	62.88	58.86	6.8%	63.43	64.34	-1.4%
Sonesta (no. 1)	20	3,701	66.62	79.31	-16.0%	81.31	85.31	-4.7%
Sonesta (no. 2)	1	483	164.13	146.58	12.0%	161.00	139.04	15.8%
Subtotal Sonesta	21	4,184	77.84	87.08	-10.6%	90.49	91.54	-1.1%
Hyatt	22	2,724	66.90	60.97	9.7%	69.64	67.36	3.4%
Wyndham	21	3,400	45.42	47.53	-4.4%	50.14	49.37	1.6%
Carlson	11	2,096	55.11	49.03	12.4%	60.54	55.92	8.3%
Morgans	1	372	182.81	179.22	2.0%	186.34	174.87	6.6%
All hotels	289	43,404	$ 69.12	$ 66.44	4.0%	$ 71.54	$ 70.12	2.0%

(1) "ADR" is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data. Operating data for our Sonesta No. 1, Sonesta No. 2, Wyndham and Morgans agreements include data for periods prior to our ownership of certain hotels and amounts for our Sonesta No. 1 and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Operating data for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreement during 2012.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.


HPT

COVERAGE BY OPERATING AGREEMENT AND MANAGER (1)

Operating Agreement	For the Twelve Months Ended (2)				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Marriott (no. 1)	1.00x	0.94x	0.88x	0.85x	0.81x
Marriott (no. 234)	0.88x	0.84x	0.79x	0.74x	0.74x
Marriott (no. 5)	0.40x	0.40x	0.48x	0.53x	0.50x
Subtotal Marriott	0.90x	0.85x	0.81x	0.77x	0.76x
InterContinental	0.82x	0.84x	0.90x	0.91x	0.95x
Sonesta (no. 1)	0.38x	0.63x	0.90x	0.88x	0.83x
Sonesta (no. 2)	2.17x	2.04x	2.81x	3.02x	2.86x
Subtotal Sonesta	0.50x	0.72x	1.02x	1.02x	0.96x
Hyatt	0.82x	0.77x	0.78x	0.78x	0.81x
Wyndham	0.40x	0.48x	0.73x	0.65x	0.61x
Carlson	0.76x	0.71x	0.70x	0.66x	0.64x
Morgans	0.77x	0.81x	0.78x	0.79x	0.76x
Subtotal Hotels	0.80x	0.81x	0.85x	0.82x	0.82x
TA (no. 1)	(3)	1.71x	1.74x	1.70x	1.69x
TA (no. 2)	(3)	1.71x	1.72x	1.68x	1.63x
Subtotal TA	(3)	1.71x	1.73x	1.70x	1.67x
Total		1.13x	1.16x	1.13x	1.12x



Operating Agreement	For the Three Months Ended (2)				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Marriott (no. 1)	0.92x	1.20x	1.14x	0.76x	0.72x
Marriott (no. 234)	0.87x	1.02x	1.08x	0.55x	0.72x
Marriott (no. 5)	0.24x	0.57x	0.40x	0.37x	0.26x
Subtotal Marriott	0.86x	1.06x	1.06x	0.62x	0.70x
InterContinental	0.73x	0.86x	0.96x	0.75x	0.79x
Sonesta (no. 1)	-0.27x	-0.02x	1.38x	0.45x	0.71x
Sonesta (no. 2)	1.92x	-0.15x	2.74x	4.31x	1.39x
Subtotal Sonesta	-0.12x	-0.03x	1.47x	0.70x	0.75x
Hyatt	0.82x	0.80x	1.00x	0.68x	0.61x
Wyndham	0.18x	-0.30x	1.34x	0.38x	0.51x
Carlson	0.51x	0.98x	0.84x	0.73x	0.30x
Morgans	0.55x	1.14x	0.57x	0.83x	0.71x
Subtotal Hotels	0.69x	0.81x	1.07x	0.67x	0.70x
TA (no. 1)	(3)	1.86x	2.11x	1.29x	1.55x
TA (no. 2)	(3)	1.85x	2.08x	1.39x	1.52x
Subtotal TA	(3)	1.86x	2.10x	1.32x	1.55x
Total		1.18x	1.44x	0.90x	0.98x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta No. 1, Sonesta No. 2, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta No. 1 and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2012.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(3) Data for the most recent period is not currently available from our tenant, TA.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS

Atlanta North Travel Center, Cartersville, GA.
Truck Parking: 212.


TA
TA TRUCK SERVICE
EXPRESSLANE


TA




HPT

EXHIBIT A

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net income	$ 26,631	$ 38,218	$ 151,923	$ 190,440
Add: Interest expense	34,451	33,927	136,111	134,110
Income tax (benefit) expense	(2,296)	314	1,612	1,502
Depreciation and amortization	68,625	57,292	260,831	228,342
EBITDA	127,411	129,751	550,477	554,394
Add: Acquisition related costs (1)	2,525	1,035	4,173	2,185
Loss on asset impairment (2)	7,658	9,121	8,547	16,384
Less: Deferred percentage rent previously recognized in Adjusted EBITDA (3)	(3,481)	(1,417)	-	-
Gain on sale of real estate (4)	-	-	(10,602)	-
Adjusted EBITDA	$ 134,113	$ 138,490	$ 552,595	$ 572,963

(1) Represents costs associated with our hotel acquisition activities.

(2) We recorded a $7,658, or $0.06 per share, loss on asset impairment in the fourth quarter of 2012 to write off the carrying value of goodwill. We recorded a $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove certain of our hotels from held for sale status. We recorded a $9,121, or $0.07 per share, and a $16,384, or $0.13 per share, loss on asset impairment in the three and twelve months ended December 31, 2011, respectively, to reduce the carrying value of certain of our hotels.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Adjusted EBITDA was $857 and $462 in the fourth quarter of 2012 and 2011, respectively.

(4) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of our Marriott hotel in St. Louis, MO and our Staybridge Suites hotels in Auburn Hills, MI and Schaumburg, IL.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.


HPT

EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net income available for common shareholders	$ 18,534	$ 30,748	$ 103,794	$ 160,560
Add: Depreciation and amortization	68,625	57,292	260,831	228,342
Loss on real estate impairment (1)	-	9,121	889	16,384
Less: Gain on sale of real estate (2)	-	-	(10,602)	-
FFO	87,159	97,161	354,912	405,286
Add: Acquisition related costs (3)	2,525	1,035	4,173	2,185
Loss on goodwill impairment (1)	7,658	-	7,658	-
Excess of liquidation preference over carrying value of preferred shares redeemed (4)	-	-	7,984	-
Less: Deferred percentage rent previously recognized in Normalized FFO (5)	(3,481)	(1,417)	-	-
Normalized FFO available for common shareholders	$ 93,861	$ 96,779	$ 374,727	$ 407,471
Weighted average shares outstanding	123,637	123,522	123,574	123,470
Net income available for common shareholders per share	$ 0.15	$ 0.25	$ 0.84	$ 1.30
FFO available for common shareholders per share	$ 0.70	$ 0.79	$ 2.87	$ 3.28
Normalized FFO available for common shareholders per share	$ 0.76	$ 0.78	$ 3.03	$ 3.30

(1) We recorded a $7,658, or $0.06 per share, loss on asset impairment in the fourth quarter of 2012 to write off the carrying value of goodwill. We recorded a $889, or $0.01 per share, loss on asset impairment in the first quarter of 2012 in connection with our decision to remove certain of our hotels from held for sale status. We recorded a $9,121, or $0.07 per share, and a $16,384, or $0.13 per share, loss on asset impairment in the three and twelve months ended December 31, 2011, respectively, to reduce the carrying value of certain of our hotels.

(2) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of our Marriott hotel in St. Louis, MO and our Staybridge Suites hotels in Auburn Hills, MI and Schaumburg, IL.

(3) Represents costs associated with our hotel acquisition activities.

(4) On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended March 31, 2012, by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.04 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2012 by that excess amount.

(5) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $857 and $462 in the fourth quarter of 2012 and 2011, respectively.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude the excess of liquidation preference over carrying value of preferred shares redeemed, acquisition related costs and loss on impairment of intangible assets. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.